UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 20, 2011, entitled "Annual general meeting approves dividend of NOK 6.25 per share”.

Annual general meeting approves dividend of NOK 6.25 per share

The general meeting in Statoil ASA (OSE: STL, NYSE: STO) on 19 May 2011 adopted the annual report and accounts for Statoil ASA for 2010, as proposed by the board of directors.

The annual accounts and the annual report for 2010 for Statoil ASA and the Statoil group were approved, and a dividend of NOK 6.25 per share will be distributed. The dividend accrues to the shareholders as of 19 May 2011. Expected payment date is 1 June 2011.

Statoil’s shares listed on the Oslo Stock Exchange (Oslo Børs) and American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend as of 20 May 2011. Expected payment date for dividend in USD to American Depositary Receipts (ADR) is 13 June 2011.

Ingrid Rasmussen, director general of the department for economic and administrative affairs in the Norwegian Ministry of Petroleum and Energy, has been elected new member of the nomination committee effective 19 May 2011, for the period up to the annual general meeting in 2012.

The general meeting gave its approval of the board’s statement on stipulation of salary and other remuneration for the executive management. It also approved the remuneration to the company’s auditor, the corporate assembly and the nomination committee.

The general meeting authorised the board to acquire Statoil shares in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire Statoil shares in the market for subsequent annulment.

The board's proposed changes to the articles of association were approved.

A shareholder proposed that Statoil should divest its interests in oil sands extraction in Canada. The proposal was not adopted.

Please find the complete minutes of the ordinary general meeting enclosed.

MINUTES OF
THE ANNUAL GENERAL MEETING
OF STATOIL ASA
19 MAY 2011

The annual general meeting of Statoil ASA was held on 19 May 2011 at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the President and CEO and the company’s auditor were in attendance. Company Secretary Benedikte Bjørn wrote the protocol.

The following items were on the agenda:

1. Opening of the annual general meeting by the chair of the corporate assembly
Olaug Svarva, chair of the corporate assembly, opened the meeting.

2. Election of a chair of the meeting
The general meeting agreed as proposed on the following resolution:

“Olaug Svarva, chair of the corporate assembly, is elected chair of the meeting.”

3. Approval of the notice and the agenda
The general meeting agreed on the following resolution:

“The notice and proposed agenda are approved, save that agenda item 17 shall be handled in connection with agenda item 6.”

4. Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

5. Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Johan A. Alstad and Anne Elisabeth Endresen are elected to co-sign the minutes with the chair of the meeting.”

6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2010 including the board of directors’ proposal for distribution of dividend
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly have been made available on the company’s webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2010 for Statoil ASA and the Statoil group are approved.

A dividend of in total NOK 6.25 per share is distributed.”

The chair of the meeting informed that the dividend accrues to the shareholders as of 19 May 2011. Expected payment date is 1 June 2011.

7. Declaration on stipulation of salary and other remuneration for executive management
Svein Rennemo, the chair of the board, gave a presentation of the board’s statement for remuneration of the executive management, included in note 6 to the annual accounts for Statoil ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

The general meeting gave its support to the board’s statement on stipulation of salary and other remuneration for the executive management.

Johan A. Alstad, representing the Norwegian Ministry of Petroleum and Energy, explained the reasoning behind the state’s vote and requested that the following be included in the minutes:

The Norwegian Ministry of Petroleum and Energy regards Statoil’s general executive management remuneration scheme, as described by the board in the statement presented, as meeting the Norwegian state’s guidelines for management remuneration.

Statoil’s board has argued that it has been necessary to make deviations from the company’s general remuneration scheme for two of the executive vice presidents to be able to offer competitive terms in local markets with other compensation schemes than those in Norway. The board has particularly pointed out the need for the variable salary component being considerably higher in these cases than what the company’s management remuneration principles would normally allow. The Norwegian Ministry of Petroleum and Energy wishes to underline that it is the board’s responsibility to determine the company’s management remuneration. The Norwegian Ministry of Petroleum and Energy takes note of these two deviations and, following a general evaluation, will vote in favour of the company’s statement regarding management remuneration as these two deviations are explained on the basis of special considerations. The ministry further expects the board to follow up the Norwegian state’s guidelines for management remuneration in the future.
(Unofficial translation from Norwegian version)

8. Determination of remuneration for the company’s auditor
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2010 of NOK 21,591,000 for Statoil ASA is approved.”

9. Determination of remuneration for the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the corporate assembly is determined to:

Chair	NOK 103,500/yearly
Deputy chair	NOK 54,500/yearly
Members	NOK 38,250/yearly
Deputy members	NOK 5,500/meeting”

10. Election of members to the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“Bjørn Ståle Haavik withdraws as member of the nomination committee in Statoil ASA. Ingrid Rasmussen is elected as new member of the nomination committee effective 19 May 2011, for the period up to the annual general meeting in 2012.”

11. Determination of remuneration for the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the nomination committee is determined to:

Chair	NOK 10,400/meeting
Members	NOK 7,700/meeting”

12. Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 20,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2012.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2010.”

13. Authorisation to acquire Statoil shares in the market for subsequent annulment
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The board of directors of Statoil ASA is hereby authorised to acquire Statoil shares in the market on behalf of the company with a nominal value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500 respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company’s share capital, pursuant to the Public Limited Companies Act section 12-1.

The authorisation is valid until the next ordinary general meeting, but not beyond 30 June 2012.”

14. Marketing Instructions for Statoil ASA – adjustments
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting approves that adjustments in the Marketing Instructions for Statoil ASA, adopted by the general meeting on 25 May 2001, be made to the provisions concerning reference price for crude oil and NGL, thereby ensuring Statoil the necessary incentives to obtain the highest possible value for the state and Statoil’s oil and gas under the market conditions prevailing at any time. The adjustments to the Marketing Instructions as such are made by the state, represented by the Ministry of Petroleum and Energy.”

15. Changes to articles of association
In accordance with the proposal of the board, the general meeting adopted the following changes to the articles of association for Statoil ASA (amended text is underlined):

Articles of association, article 4
“The board of directors of the company shall consist of 9-11 members. The board of directors, including the chair and the deputy chair, shall be elected by the corporate assembly. Deputy directors may be elected in respect of the directors elected by and among the employees in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act. The board of directors may be elected for up to two years.”

Articles of association article 9
“Documents relating to matters to be dealt with by the company’s annual general meeting, including documents which by law shall be included in or attached to the notice of the annual general meeting, do not need to be sent to the shareholders if the documents are accessible on the company’s home pages. A shareholder may nevertheless request that documents, which relate to matters to be dealt with by the company’s annual general meeting, be sent to him/her.

The annual general meeting shall address and decide the following matters:
1. Adoption of the annual report and accounts, including the declaration of dividends
2. Any other matters which are referred to the annual general meeting by statute law or the articles of association.

Shareholders are able to vote in writing, including through electronic communication, in a period before the general meeting. The board of directors can stipulate guidelines for such advance voting. It must be stated in the notice for the general meeting which guidelines have been set.”

Articles of association, article 11
“The duties of the nomination committee are to submit a recommendation to

1. the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration of members of the corporate assembly;

2. the annual general meeting for the election and remuneration of members of the nomination committee;

3. the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and

4. the corporate assembly for the election of the chair and the deputy chair of the corporate assembly.

The chair of the board of directors and the president and chief executive officer shall be invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendation.

The nomination committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company’s management. The members of the nomination committee, including the chair, shall be elected by the annual general meeting. The chair of the nomination committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. The members of the nomination committee are normally elected for a term of two years.

 If the appointment of a member of the nomination committee terminates before the term of office has expired, the election of a new member can be deferred until the next general meeting of shareholders. If the appointment of the chair terminates before his/her term of office has expired, the committee elects from among its members a new chair to hold office until the next general meeting of shareholders.

The annual general meeting stipulates the remuneration to be paid to members of the nomination committee. The company will cover the costs of the nomination committee.

The general meeting may adopt instructions for the nomination committee.”

16. Adopt instruction for the nomination committee
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The Instruction for the nomination committee in Statoil ASA is adopted.”

17. Proposal from a shareholder
A shareholder had proposed that Statoil shall divest from oil sands extraction in Canada. As decided under agenda item 3, the general meeting handled this agenda item 17 in connection with agenda item 6. The proposal from the shareholder was not adopted.

 *****

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 19 May 2011

[Signed]	[Signed]	[Signed]
Olaug Svarva	Johan A. Alstad	Anne Elisabeth Endresen

Appendix 1: Overview of shares represented at the ordinary general meeting, either by person or by proxy.

Appendix 2: The voting results for the individual issues.

VPS GeneralMeeting

Total represented

ISIN:	NO0010096985 STATOIL ASA
General meeting date:	19/05/2011 17.00
Today:	19.05.2011

Number of persons with voting rights represented/attended : 123

	Share capital	% sc
Total shares	3,188,647,103
- own shares of the company	5,678,031
Total shares with voting rights	3,182,969,072
Represented by own shares	2,234,829,533	70.21%
Sum own shares	2,234,829,533	70.21%
Represented by proxy	21,477,551	0.68%
Represented by voting instruction	211,649,688	6.65%
Sum proxy shares	233,127,239	7.32%
Total represented	2,467,956,772	77.54%

Registrar for the company:		Signature company:
DNB NOR BANK ASA		STATOIL ASA
By:	___/s/ Grethe Nes	By:	___/s/ Benedikte Bjørn
	Name: Grethe Nes		Name: Benedikte Bettina Bjørn

Appendix 2 to these minutes, which contains details of the voting results, is available on the company's website.

Further information:

Investor relations
Hilde Merete Nafstad, senior vice president for investor relations,
Tel: +47 957 83 911

Morten Sven Johannessen, vice president for investor relations USA,
Tel: + 1 203 570 2524

Press
Jannik Lindbæk jr., vice president for media relations,
Tel: +47 97 75 56 22

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 20, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer